Exhibit 99.1

Cenntro Electric Group Announces the Change of its Trading Symbol from “NAKD” to “CENN”

FREEHOLD, NJ -- January 13, 2022 -- (BUSINESS WIRE) -- Cenntro Electric Group Limited (NASDAQ: NAKD), a leading EV technology company with advanced, market-validated electric commercial vehicles, today announced that its trading symbol on the Nasdaq Capital Market (NASDAQ) will change from “NAKD” to “CENN” at the open of market trading on Friday, January 14, 2022.

The change in trading symbol follows the previously announced closing of Naked Brand Group Limited’s acquisition of the outstanding capital stock of three entities comprising Cenntro Automotive Group and its name change to “Cenntro Electric Group Limited.”

“We are pleased that our new trading symbol now aligns with our brand and will strengthen our visibility with investors and provide consistent recognition to our shareholders as we reach another milestone as a public company,” said Peter Wang, CEO, Managing Director and Chairman of Cenntro Electric Group Limited.  “We remain committed to our vision and maximizing shareholder value by leveraging our IP and ability to design and produce innovative electric commercial vehicles while scaling our decentralized production model as we address the needs of growing market demand.”

No action is required from Cenntro shareholders in order to effectuate the change in trading symbol. Cenntro's ordinary shares will continue to be listed on NASDAQ and the CUSIP number will remain unchanged.

About Cenntro Electric Group

Cenntro Electric Group is a leading EV technology company with advanced, market-validated electric commercial vehicles. Cenntro plans to lead the transformation in the automotive industry through scalable, decentralized production and fully digitalized autonomous driving solutions empowered by the Cenntro iChassis. Cenntro has produced and delivered over 3600 commercial EVs in more than 26 countries. For more information about the company, please visit www.cenntroauto.com.

Forward-Looking Statements

This communication contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as "may,'' "believe,'' "anticipate,'' "could,'' "should,'' "intend,'' "plan,'' "will,'' "aim(s),'' "can,'' "would,'' "expect(s),'' "estimate(s),'' "project(s),'' "forecast(s)'', "positioned,'' "approximately,'' "potential,'' "goal,'' "strategy,'' "outlook'' and similar expressions. Examples of forward-looking statements include, among other things, statements regarding decentralized production and fully digitalized autonomous driving solutions. All such forward-looking statements are based on management's current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. For additional risks and uncertainties that could impact Cenntro’s forward-looking statements, please see disclosures contained in Cenntro's public filings with the SEC, including the "Risk Factors" in Cenntro's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on January 5, 2022 and which may be viewed at www.sec.gov.

Contacts
Investor Relations Contact:

Chris Tyson
MZ North America
CENN@mzgroup.us
949-491-8235

Company Contact:

PR@cenntroauto.com
IR@cenntroauto.com